November 12, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form S-3 (File No. 333-299938)

To the addressee set forth above:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), FormFactor, Inc. (the “Registrant”) hereby respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3 (File No. 333-299938) (the “Registration Statement”), as initially filed with the Commission on November 9, 2026, together with all exhibits thereto, with such request to be approved effective as of the date hereof or at the earliest date hereafter.

The Registrant is a well-known seasoned issuer and intended to file the Registration Statement as a Form S-3ASR. As a result of a clerical error, the Registration Statement was filed as a Form S-3, but has not been declared effective. The Registrant intends to refile the Registration Statement as a Form S-3ASR (the “New Registration Statement”). None of the Registrant’s securities have been sold pursuant to the Registration Statement.

We would appreciate if you would please provide our counsel, Calise Y. Cheng of Freshfields US LLP, with a copy of the order consenting to the withdrawal of the Registration Statement by email at Calise.Cheng@freshfields.com as soon as it is available. If you have any questions with respect to this matter, please contact Calise Y. Cheng of Freshfields US LLP at (650) 839-4803. Thank you for your assistance in this matter.

Sincerely,

FORMFACTOR, INC.

By:	/s/ Alan Chan

SVP and Chief Legal Officer

cc: Calise Y. Cheng of Freshfields US LLP